FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding Judgment in Litigation against Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 29, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice regarding Judgment in Litigation against Subsidiaries

Tokyo, September 29, 2017—On September 28, 2017, the United States Court of Appeals for the Second Circuit issued a judgment with regard to the proceedings initially commenced by the Federal Housing Finance Agency (“FHFA”), as conservator for the government-sponsored enterprises Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), against Nomura Asset Acceptance Corporation (“NAAC”), Nomura Home Equity Loan Inc. (“NHEL”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. and Nomura Holding America Inc., each a U.S. subsidiary of Nomura Holdings, Inc. (the “Company”), and RBS Securities Inc. as an underwriter (collectively, the “Defendants”),. Details are as follows.

1.	The Court and Date of Judgment

The United States Court of Appeals for the Second Circuit

September 28, 2017

2.	Details of the Judgment

The United States Court of Appeals for the Second Circuit rejected the appeal of the Defendants.

3.	Background of the Litigation

In September 2011, the FHFA commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”) and their controlling persons, including the Company’s U.S. subsidiaries. The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities and sought rescission of its purchases.

On May 15, 2015, the District Court held that the FHFA proved that the offering materials for certificates issued by NAAC and NHEL and purchased by the GSEs contained material misstatements entitling FHFA to rescission. The District Court ordered the Defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the Defendants. On June 10, 2015, the Company appealed the judgment to the court stated above.

4.	Future Outlook

The Company, upon a careful examination of the content of the judgment, will consider all options. This judgment is expected to have limited impact on the company’s consolidated performance. Further notice will be released if any matters requiring disclosure should occur in the future.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.